# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ROGERS CORP, CIK 0000084748
CUSIP: 775133101
Title of class of securities: Capital Stock, par value $1.00 per share
Address of issuer's principal executive offices: 2225 W CHANDLER BLVD, CHANDLER, Arizona (AZ), 85224
Date of event which requires filing of this statement: 07/30/2025
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,676,502; shared voting power 0; sole dispositive power 1,676,502; shared dispositive power 0; aggregate amount beneficially owned 1,676,502 (9.3% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 946,928; shared voting power 0; sole dispositive power 946,928; shared dispositive power 0; aggregate amount beneficially owned 946,928 (5.2% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 128,257; shared voting power 0; sole dispositive power 128,257; shared dispositive power 0; aggregate amount beneficially owned 128,257 (0.7% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 49,421; shared voting power 0; sole dispositive power 49,421; shared dispositive power 0; aggregate amount beneficially owned 49,421 (0.3% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 49,421; shared voting power 0; sole dispositive power 49,421; shared dispositive power 0; aggregate amount beneficially owned 49,421 (0.3% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 49,421; shared voting power 0; sole dispositive power 49,421; shared dispositive power 0; aggregate amount beneficially owned 49,421 (0.3% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 321,820; shared voting power 0; sole dispositive power 321,820; shared dispositive power 0; aggregate amount beneficially owned 321,820 (1.8% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,676,502; shared voting power 0; sole dispositive power 1,676,502; shared dispositive power 0; aggregate amount beneficially owned 1,676,502 (9.3% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,676,502; shared voting power 0; sole dispositive power 1,676,502; shared dispositive power 0; aggregate amount beneficially owned 1,676,502 (9.3% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,676,502; shared voting power 0; sole dispositive power 1,676,502; shared dispositive power 0; aggregate amount beneficially owned 1,676,502 (9.3% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,676,502; sole dispositive power 0; shared dispositive power 1,676,502; aggregate amount beneficially owned 1,676,502 (9.3% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,676,502; sole dispositive power 0; shared dispositive power 1,676,502; aggregate amount beneficially owned 1,676,502 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Capital Stock, par value $1.00 per share
Name of issuer: ROGERS CORP
Address of issuer's principal executive offices: 2225 W CHANDLER BLVD, CHANDLER, Arizona (AZ), 85224
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the shares of Capital Stock, par value $1.00 per share (the "Shares"), of Rogers Corporation (the "Issuer"), directly and beneficially owned by it;

(ii) Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii) Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(iv) Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(v) Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard L GP;

(vi) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(vii) Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard L Master, Starboard X Master and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(viii) Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(ix) Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(x) Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xi) Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xii) Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Exhibit 1 attached hereto and are incorporated by reference in this Item 2.
Present principal occupation or employment: The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Exhibit 1, attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Exhibit 1, attached hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Exhibit 1, attached hereto, is set forth therein and is incorporated by reference in this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 946,928 Shares beneficially owned by Starboard V&O Fund is approximately $86,611,054, excluding brokerage commissions. The aggregate purchase price of the 128,257 Shares beneficially owned by Starboard S LLC is approximately $11,415,680, excluding brokerage commissions. The aggregate purchase price of the 49,421 Shares beneficially owned by Starboard L Master is approximately $4,521,488, excluding brokerage commissions. The aggregate purchase price of the 321,820 Shares beneficially owned by Starboard X Master is approximately $28,751,046, excluding brokerage commissions. The aggregate purchase price of the 230,076 Shares held in the Starboard Value LP Account is approximately $20,559,348, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons previously entered into an agreement with the Issuer (the "Agreement") regarding the composition of the Issuer's Board of Directors (the "Board") and certain other matters, which expired pursuant to its terms. Following the Agreement, the Reporting Persons have engaged, and expect to continue to engage, in discussions with the Issuer's management and Board regarding opportunities for value creation.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 18,121,685 Shares outstanding, as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 2 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On August 6, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in the Securities.

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated August 6, 2025.

99.2 - Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated August 6, 2025.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (08/06/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (08/06/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (08/06/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (08/06/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (08/06/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (08/06/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (08/06/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (08/06/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (08/06/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (08/06/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (08/06/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (08/06/2025)